SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2 (a)

(Amendment No. 15)1

eMagin Corporation
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 29076N 20 6
(CUSIP Number)

Frank S. Vellucci, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 20 6	13D
1	NAMES OF REPORTING PERSONS Stillwater Holdings LLC (f/k/a Stillwater LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 6,660,8341
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,660,8341
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,970,6582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,631,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON OO

1	Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

2
Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by a corporation in which the sole member of Stillwater Holdings LLC is the investment manager and a trust in which the sole member of Stillwater Holdings LLC has investment control over such securities.

CUSIP No. 29076N 20 6	13D
1	NAMES OF REPORTING PERSONS Ginola Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)
NUMBER OF SHARES	7	SOLE VOTING POWER 2,311,2143
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,311,2143
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,229,4804
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,540,694
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14		TYPE OF REPORTING PERSON CO

3	Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

4
Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by trusts and holding companies with common directors and/or controlling shareholders with common directors as the controlling shareholders of Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola Limited disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6	13D

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) is being filed by Stillwater Holdings LLC, a Delaware limited liability company formerly known as Stillwater LLC (“Stillwater”), and Ginola Limited, a Jersey (Channel Islands) company (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, Amendment No. 12 to the Schedule 13D filed April 26, 2010, Amendment No. 13 to the Schedule 13D filed July 20, 2011, and Amendment No. 14 to the Schedule 13D filed June 5, 2012 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware.  The address of the principal executive offices of eMagin is 3006 Northup Way, Suite 103, Bellevue, Washington  98004.

In accordance with Rule 13d-2 of the Act, this Amendment No. 15 amends and supplements only information that has materially changed since the June 5, 2012 filing of Amendment No. 14 to Schedule 13D.

Item 2.     Identity and Background.

On November 27, 2013, Ginola discontinued as an Isle of Man company and incorporated as a Jersey (Channel Islands) company.   The directors of Ginola are Jonathan White, Joerg Fischer and Philip Le Cornu.

Item 5.     Interest in Securities of the Issuer.

		Common Stock Beneficially Owned	Percent of Class

(a)	Stillwater 1	12,631,492	40.3%
	Ginola 3, 4	4,540,694	16.8%

(b)	Stillwater	Common Stock Beneficially Owned	Percent of Class

	Sole Voting Power	6,660,834	21.9%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	6,660,834	21.9%
	Shared Dispositive Power 2	5,970,658	23.0%

	Ginola	Common Stock Beneficially Owned	Percent of Class

	Sole Voting Power	2,311,214	8.9%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	2,311,214	8.9%
	Shared Dispositive Power 4	2,229,480	8.6%

CUSIP No. 29076N 20 6	13D

(c)	Since the June 5, 2012 filing of Amendment No. 14 to Schedule 13D, Stillwater elected to do a cash exercise of Warrant No. 333 for 1,000,000 shares of Issuer’s Common Stock at an exercise price of $1.03 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 7.     To Be Filed as Exhibits.

Exhibit No.	Description
1	Agreement of Reporting Persons to file joint statement on Schedule 13D

________________________________

1	Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

2
Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by a corporation in which the sole member of Stillwater is the investment manager and a trust in which the sole member of Stillwater has investment control over such securities.

3	Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

4
Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by trusts and holding companies with common directors and/or controlling shareholders with common directors as the controlling shareholders of Ginola.  This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6	13D

Signatures

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014

STILLWATER HOLDINGS LLC

	By:	/s/ Mortimer D.A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED

	By:	/s/ Jonathan White
	Name:	Jonathan White
	Title:	Director

EXHIBIT 1

CUSIP No. 29076N 20 6	13D

JOINT FILING AGREEMENT

Dated as of May 5, 2003

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto (the “Schedule 13D”) with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.001 per share, of eMagin Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).  Each of the undersigned persons hereby disclaims being a member of a group and also disclaims beneficial ownership of the securities in eMagin Corporation beneficially owned and/or held by the other person.  The information set forth in the Schedule 13D shall not be deemed an admission by either of the undersigned persons that such person is a member of a group or that such person is the beneficial owner of securities beneficially owned and/or held by the other undersigned person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of date first written above.

STILLWATER LLC

By:	/s/ Mortimer D.A. Sackler
Name:	Mortimer D.A. Sackler
Title:	President

GINOLA LIMITED

By:	/s/ Emma de Ste. Croix
Name:	Emma de Ste. Croix
Title:	Alternate Director

EXHIBIT 1